UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                        XM Satellite Radio Holdings Inc.

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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                   983759-10-1

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                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2004

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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 10 pages


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CUSIP NO.983759-10-1            Schedule 13D               Page 2 of 10 Pages


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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Honda Motor Co., Inc. ("American Honda")

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)   [ ]
                                             (b)   [X]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                             Item 2(d)  [__]
                                             Item 2(e)  [__]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California

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                      7    SOLE VOTING POWER
                           24,571,600

      NUMBER OF      ---------------------------------------------------------
       SHARES
                      8    SHARED VOTING POWER

      BENEFICIALLY         0

       OWNED BY      ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

                           24,571,600
       REPORTING     ---------------------------------------------------------
        PERSON       10    SHARED DISPOSITIVE POWER

        WITH               0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      24,571,600

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CUSIP NO.983759-10-1            Schedule 13D               Page 3 of 10 Pages


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [ X ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.9%

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14     TYPE OF REPORTING PERSON

         CO
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CUSIP NO.983759-10-1            Schedule 13D               Page 4 of 10 Pages


      This Amendment No. 6 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common
Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001,
February 15, 2002, June 25, 2002, April 28, 2003 and September 10, 2003 (as so amended, the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

     This Amendment No.6 is being made to reflect that, as of January 13, 2004 and January 22, 2004, American Honda entered into certain agreements and amendments to existing agreements with respect to securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by American Honda in the Initial
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     The statement on Schedule 13D is being filed by American Honda Motor Co., Inc. ("American Honda"), with principal executive offices at 1919 Torrance Boulevard, Torrance, California 90501-2200. American Honda is in the business of distributing automobiles, motorcycles and power equipment products.

     Honda Motor Co., Ltd., a Japanese corporation ("Honda Motor"), is the sole shareholder of American Honda and has principal executive offices at 1-1, Minami Aoyama 2 chome, Minato-Ku, Tokyo, Japan. Honda Motor is in the business of manufacturing automobiles, motorcycles and power equipment products.

     Following is a list of the identity, citizenship, position and principal occupation of each executive officer and director of Honda Motor and American Honda, as of a recent practicable date.

                                   Honda Motor

  Executive Officer/Director (Citizenship)  Position/Principal Occupation
  ---------------------------------------   -----------------------------

  Yoshihide Munekuni (Japan citizen)        Chairman and Representative
                                            Director

  Takeo Fukui (Japan citizen)               President and CEO

  Koichi Amemiya (Japan citizen)            EVP & Representative Director
                                            COO, North America Regional
                                            Operations Chairman and CEO of
                                            American Honda

  Michiyoshi Hagino (Japan citizen)         Senior Managing & Representative
                                            Director
                                            COO, Automobile Operations


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CUSIP NO.983759-10-1            Schedule 13D               Page 5 of 10 Pages


  Minoru Harada (Japan citizen)             Senior Managing & Representative
                                            Director
                                            COO, Europe, Middle East & Africa
                                            Operations

  Motoatsu Shiraishi (Japan citizen)        Senior Managing & Representative
                                            Director
                                            COO, Production Operations

  Satoshi Aoki (Japan citizen)              Senior Managing & Representative
                                            Director
                                            COO, Business Management Operations
                                            Chief Financial Officer

  Hiroshi Okubo (Japan citizen)             Senior Managing & Representative
                                            Director
                                            COO, Business Support Operations

                                 American Honda

  Executive Officer/Director (Citizenship)  Position/Principal Occupation
  ----------------------------------------  -----------------------------

  Koichi Amemiya (Japan Citizen)            Director
                                            Chairman of the Board and CEO

  Koichi Kondo (Japan Citizen)              Director
                                            President & COO

  Koki Hirashima (Japan Citizen)            Director
                                            President of Honda of America
                                            Manufacturing, Inc.

  Richard E. Colliver(US Citizen)           Director
                                            EVP - Honda Sales and Acura

  Thomas G. Elliott (US Citizen)            Director
                                            EVP - Auto Operations

  Chester L. Hale (US Citizen)              Director
                                            EVP - Product Regulatory Office

  Hideo Takemura (Japan Citizen)            Director
                                            EVP - Auto Parts & Service/
                                            Technical Operations

  Shinichi Sakamoto (Japan Citizen)         VP - Finance and Treasurer

  Hiroshi Matsumoto (Japan Citizen)         VP - Human Resources &
                                            Administration and Secretary


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CUSIP NO.983759-10-1            Schedule 13D               Page 6 of 10 Pages


     Neither American Honda, Honda Motor, nor, to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     By virtue of the Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended as the Third Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act of 1934 (the "Exchange Act") that is comprised of the following entities: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P.("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn");
(3) American Honda; and (4) Hughes Electronic Corporation ("Hughes"). American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on Schedule 13D by American Honda is not an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.

     Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of January 31, 2004, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table,
(b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $8.89 per share, (c) the 10% Convertible Notes were convertible into Class A Common Stock at the conversion price of $3.18 per share and (d) there were 181,989,094 shares of Class A Common Stock outstanding. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

     Name of Beneficial Owner         Number of Shares           Percentage
     ------------------------         ----------------           ----------

     CLEAR CHANNEL                        8,329,877                  4.6%
     MADISON DEARBORN                     4,227,621                  2.3%
     AMERICAN HONDA                      24,571,600                 11.9%
     HUGHES                               7,108,184                  4.9%


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CUSIP NO.983759-10-1            Schedule 13D               Page 7 of 10 Pages


     American Honda holds of record 50,000 shares of Series C Preferred Stock, which as of January 31, 2004 were convertible into 7,227,691 shares of Class A Common Stock. American Honda holds of record $50,000,000 in initial value of 10% Convertible Notes, which as of January 31, 2004 were convertible into 17,343,909 shares of Class A Common Stock. American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates.

     Based solely upon the information set forth in the Issuer's Registration Statement on Form S-1, No. 333-39176, filed with the Securities and Exchange Commission on June 13, 2000 (the "Registration Statement"), and on the Available Data, American Honda believes that: (1) on October 8, 1999, each of General Motors Corporation and DIRECTV Enterprises, Inc. acquired from the Issuer in a private placement 5,393,252 shares of the Series A Convertible Preferred Stock upon conversion of $50,000,000 principal amount(plus accrued interest) of convertible subordinated notes previously issued to each of them by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors Corporation and DIRECTV Enterprises, Inc. acquired 160,000 shares of the Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV Enterprises, Inc.acquired 20,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, American Honda believes that (i) on January 28, 2003, Hughes acquired $10,000,000 in initial value of the 10% Convertible Notes and
(ii) Hughes has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 10% Convertible Notes and the shares of Class A Common Stock it beneficially owns.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. Based solely on information provided by the Issuer, American Honda believes that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns. Based solely on public filings made by Clear Channel with the Securities and Exchange Commission, American Honda believes that Clear Channel has entered into a equity derivatives contract for the purpose of hedging and/or monetizing its investment in the Class A Common Stock.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000


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CUSIP NO.983759-10-1            Schedule 13D               Page 8 of 10 Pages


shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share. Based solely on information contained in Madison Dearborn's Schedule 13D, as amended, American Honda believes that dispositive and voting powers of the securities beneficially owned by Madison Dearborn Partners III, L.P., which is the sole general partner of M-D Capital Partners, M-D Special Equity and Special Advisors, are shared by Madison Dearborn Partners, LLC and an advisory committee of limited partners thereof.

     American Honda does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock described herein.

     Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, neither American Honda, Honda Motor, nor, to the1 knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

     Except for transactions reported on Schedule 13D or statements under
Section 16 of the Exchange Act, to the best knowledge of American Honda, none of the executive officers or directors of American Honda, Honda Motor or any of the Reporting Persons has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.


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CUSIP NO.983759-10-1            Schedule 13D               Page 9 of 10 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to add the following:

         Exhibit 18       Consent and Waiver (Series C Preferred Stock)

         Exhibit 19       Consent and Waiver (10% Convertible Notes)

         Exhibit 20       Lock-Up Agreement (American Honda)

         Exhibit 21       Lock-Up Agreement (Thomas G. Elliott)

         Exhibit 22       Consent and Waiver (Registration Rights Agreement)


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CUSIP NO.983759-10-1            Schedule 13D               Page 10 of 10 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2004
                                        AMERICAN HONDA MOTOR CO., INC.


                                        By:     /s/ S. Sakamoto
                                           ___________________________________
                                                Shinichi Sakamoto
                                                Treasurer

                                 EXHIBIT INDEX


Exhibit No.             Description
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    18                  Consent and Waiver (Series C Preferred Stock)

    19                  Consent and Waiver (10% Convertible Notes)

    20                  Lock-Up Agreement (American Honda)

    21                  Lock-Up Agreement (Thomas G. Elliott)

    22                  Consent and Waiver (Registration Rights Agreement)